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                          February 9, 2022

       James A. Preponis
       Assistant General Counsel
       Acreage Holdings, Inc.
       450 Lexington Avenue, #3308
       New York, New York 10163

                                                        Re: Acreage Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2022
                                                            File No. 333-262502

       Dear Mr. Preponis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jessica S. Lochmann,
Esq.